[redacted]

12012123

KW 3/10

AB 3/28

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C.
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tai Kim 404-827-6624

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

Check One:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Tai Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ELAINE HEDDEN
Notary Public
Fulton County
State of Georgia
My Commission Expires Oct 4, 2013

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Investment Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 to December 31, 2011. SunTrust Investment Services, Inc.'s management is responsible for SunTrust Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries recorded in the general ledger.

   There were no findings

2. Compared the amounts reported on the Determination of SIPC-7 Calculation Schedule derived from the FOCUS reports and supporting schedules for the fiscal period from January 1, 2011 to September 30, 2011 and management's FOCUS supporting schedules from October 1, 2011 to December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011

   There were no findings

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers on the Determination of SIPC-7 Calculation Schedule from January 1, 2011 to December 31, 2011.

   There were no findings

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   This is not applicable as there was no overpayment.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2011 to December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035355 FINRA DEC
SUNTRUST INVESTMENT SERVICES INC 16*16
MC 0107
ATTN: SUSAN HECHTLINGER, CCO
303 PEACHTREE CENTER AVE NE STE 140
ATLANTA GA 30303-1279

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $62,864.31

B. Less payment made with SIPC-6 filed (exclude interest) (33,604.14)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 29,260.17

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $29,260.17

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $29,260.17

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SunTrust Investment Services, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 24 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 240,327,591.33
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	456,334.13
Total additions	456,334.13
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	154,253,700.74
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6,821,673.01
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4,581.52
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,183,098.50
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Fixed annuities, annuity trails & other income (Deductions in excess of $100,000 require documentation)	53,375,147.62
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	215,638,201.39
2d. SIPC Net Operating Revenues	$ 25,145,724.07
2e. General Assessment @ .0025	$ 62,864.31

(to page 1, line 2.A.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2011
With Report and Supplemental Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 28, 2012

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	100,970,471
Cash and securities segregated under Federal and other regulations		4,518,631
Securities owned		1,566
Commissions receivable		4,729,687
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $7,257,349		1,520,172
Goodwill		42,706,365
Prepaid assets		11,721,310
Other assets		4,523,022
Total assets	$	170,691,224
Liabilities and shareholder's equity		
Liabilities:		
Accrued compensation and benefits	$	11,777,825
Income tax payable to Parent, net		39,760,412
Payable to Parent		1,896,465
Accrued other expenses		269,167
Total liabilities		53,703,869
Shareholder's equity:		
Common stock, $1 par value; 2,000,000 shares authorized 52,125 shared issued and outstanding		52,125
Additional paid-in capital		76,115,636
Retained earnings		40,819,594
Total shareholder's equity		116,987,355
Total liabilities and shareholder's equity	$	170,691,224

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly-Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2011

Revenues		
Commissions	$	159,510,309
Trading gains, net of losses		20,431,333
Investment management income		54,788,362
Interest income		4,582
Other income		5,593,006
Total revenue		240,327,592
Expenses		
Compensation and benefits		133,674,999
Expense from affiliate		27,886,275
Clearing expense		21,891,013
Occupancy and equipment		852,133
Legal, consulting, and examination fees		3,615,247
Office expense		1,306,529
Computer services		2,167,526
Other expenses		3,042,512
Total expenses		194,436,234
Income before taxes		45,891,358
Income tax expense		(17,951,903)
Net income	$	27,939,455

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2010	$ 52,125	$ 76,115,636	$ 26,380,139	$ 102,547,900
Distribution to Parent	–	–	(13,500,000)	(13,500,000)
Net income	–	–	27,939,455	27,939,455
Balance, December 31, 2011	$ 52,125	$ 76,115,636	$ 40,819,594	$ 116,987,355

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows provided by operating activities	
Net income	$ 27,939,455
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	564,408
Deferred tax benefit	(3,831,993)
(Increase) decrease in operating assets:	
Cash and securities segregated under Federal and other regulations	(4,500,000)
Securities owned	151,572
Commissions receivable	(1,293,148)
Prepaid assets	(5,236,687)
Other assets	(3,586,265)
Increase (decrease) in operating liabilities:	
Accrued compensation and benefits	(94,964)
Income tax payable to Parent	7,241,426
Intercompany liability	–
Payable to Parent	43,576
Accrued other expenses	(1,412,491)
Net cash provided by operating activities	15,984,889
Cash flows used in investing activities	
Purchases of premises and equipment	(521,917)
Net cash used in investing activities	(521,917)
Cash flows used in financing activities	
Distribution to Parent	(13,500,000)
Net cash used in financing activities	(13,500,000)
Net increase in cash and cash equivalents	1,962,972
Cash and cash equivalents, beginning of year	99,007,499
Cash and cash equivalents, end of year	$ 100,970,471
Supplemental cash flow information	
Cash paid for income taxes to Parent	$ 14,542,471

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Notes to Financial Statements

December 31, 2011

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank. SunTrust Bank is a subsidiary of SunTrust Bank Holding Company that provides deposit, credit, trust, and investment services.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2011, total cash of $4,518,631 has been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Lease hold improvements	1–30 years
Furniture and Equipment	1–20 years

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis and included in commissions in the accompanying statement of operations.

The Company recognizes fee income earned from the trading activity associated with various mutual fund groups. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services. The fees are included in other income in the accompanying statement of operations.

The Company recognizes fee income earned from investment advisory services which is calculated per contracted percentage fees based on current market value of assets under management. This revenue is recorded as investment management income in the accompanying statement of operations.

Secondary trading transactions and related gains and losses are recorded on a trade-date basis in trading gains, net of losses in the accompanying statement of operations.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions charged to customers.

2. Summary of Significant Accounting Policies (continued)

Prepaid Assets

The Company records prepaid assets at the transaction date and amortizes on a straight line basis over the remaining useful life of the asset. Prepaid assets relating to advances are amortized over the period of expected future revenue generation.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for federal income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2011.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The primary purpose of the ASU is to conform the language in the fair value measurements guidance in U.S. GAAP and IFRS. The ASU also clarifies how to apply existing fair value measurement and disclosure requirements. Further, the ASU requires additional disclosures about transfers between level 1 and 2 of the fair value hierarchy, quantitative information for level 3 inputs, and the level of the fair value measurement hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The ASU is effective for the interim reporting period ending March 31, 2012. The Company has adopted the standard as of January 1, 2012.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements (continued)

The adoption did not have a significant impact on the Company's financial position or results of operations.

Intangibles-Goodwill and Other

In September 2011, the FASB issued ASU 2011-08, *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. The ASU amends interim and annual goodwill impairment testing requirements. Under the ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The more likely than not threshold is defined as having a likelihood of more than 50 percent. The guidance is effective for annual and interim goodwill impairment tests beginning January 1, 2012. The Company has adopted the standard as of January 1, 2012 and will apply the new guidance to future goodwill impairment testing, but the Company does not expect the standard to have a substantive impact on its goodwill impairment evaluation.

4. Fair Values of Financial Instruments

ASC Topic 820, *Fair Value Measurements* (ASC Topic 820), defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

4. Fair Values of Financial Instruments (continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2011. The securities owned of $90.7 million, included in cash and cash equivalents, represent money market funds and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820. The other securities owned of $1,566 represent non-marketable securities and are valued based on the best available data provided by an unrelated third party in order to approximate fair value. These securities are considered "Level 3" assets. The total amount of loss relating to the securities owned for the period included in the statement of operations is $84.

5. Related-Party Transactions

During the period ended December 31, 2011, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties reflected in the December 31, 2011 financial statements, are as follows:

Cash and cash equivalents	$ 14,789,023
Cash and securities segregated under Federal and other regulations	4,518,631
Income taxes payable to Parent	39,760,412
Payable to Parent	1,896,465
Commissions	474,214
Expense to affiliate	27,886,275
Other income	3,043,746

5. Related-Party Transactions (continued)

Commissions represent Capital Markets (CM) income from the sale of various SunTrust Robinson Humphrey CM products. Other income represents administrative fee income earned from the trading activity associated with STI's mutual fund group, Ridgeworth Funds and referral fees from the SunTrust Private Wealth and Mortgage lines of business. Expense to affiliate is generated from the use of STI's internal services and corporate real estate based on an agreed expense sharing agreement.

6. Commitments and Contingencies

In September 2008, STIS entered into an "agreement in principle" with FINRA related to the sales and brokering of auction rate securities (ARS) by STIS. This agreement was nonbinding and subject to the negotiation of a final settlement. The parties were unable to finalize this agreement and FINRA continued its investigation. In November 2008, the Company moved forward with ARS repurchases from essentially the same categories of investors who would have been covered by the original agreement with FINRA as well as certain other investors not addressed by the agreement. During 2011, STIS entered into a settlement agreement with FINRA under which it was assessed a fine of $400,000 and required to provide certain other relief, but was not required to repurchase any additional ARS. The fine of $400,000 to FINRA was paid in 2011. Since 2008, the total par amount of ARS the Company purchased was $265.5 million. As of December 31, 2011 the Company has repurchased all of the securities it intends to purchase. The Company has concurrently sold these positions to the Parent at market value; therefore does not hold positions on the Company's statement of financial condition.

As a result of ARS related matters, the Company recognized trading losses relating to actual or anticipated ARS purchases which totaled $456,250 for the year ended December 31, 2011. Gains and losses are comprised of net trading gains and net securities gains resulting primarily from sales, calls, and redemptions of both trading securities and securities AFS that were purchased from investors, net mark to market gains on positions that were held by the Company during the first quarter of 2011 prior to the settlement in April as well as, payments made to certain ARS customers.

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company, other than the matter described above, that would materially affect its business and operations.

7. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. For the year ended December 31, 2011, the Company experienced no material net losses as a result of the indemnity.

8. Employee Benefits

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. On November 14, 2011, the Company announced the curtailment of all pension benefit accruals as of December 31, 2011. The pension curtailment led to a remeasurement of pension obligations as of November 14, 2011 and an adjustment of pension costs accrued after that date resulting in a one-time $3,625,030 reduction in compensation and benefits expense recognized in the statement of operations during the year ended December 31, 2011. Most employees who had 20 or more years of service as of December 31, 2007 will receive benefits based on the traditional pension formula with benefits linked to employees' final average pay and years of service. Most other employees will receive a traditional pension for periods prior to 2008 plus a cash balance benefit based on annual compensation and interest credits earned after 2007.

Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost. Benefit information is not available from the actuary for individual subsidiaries of STI. The Company's expense related to the pension and other employee benefit plans and to incentive-based compensation plans were $9,485,860 and $80,829,162, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

8. Employee Benefits (continued)

The Parent provides stock-based awards through the SunTrust Banks Inc. 2009 Stock Plan (as amended and restated effective January 1, 2011) under which the Compensation Committee of the Board of Directors (the Committee) has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option credit and restricted stock expense for 2011 was $0 and $504,817 respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2011, there was $1,157,174 of unrecognized stock-based compensation expense related to restricted stock.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return without regard to separate company limitations. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740, *Accounting for Income Taxes*, are as follows:

		2011	
	Current	**Deferred**	**Total**
Federal	$ 11,709,702	$ 3,443,003	$ 15,152,705
State	2,410,208	388,990	2,799,198
	$ 14,119,910	$ 3,831,993	$ 17,951,903

9. Income Taxes (continued)

A reconciliation of the expected income tax expense computed at the federal statutory income tax rate to the Company's actual income tax expense is as follows:

	2011
Income tax at federal statutory rate of 35%	$ 16,061,979
State income taxes, net of federal benefit	1,819,478
Other	70,446
Total provision for income taxes	$ 17,951,903

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. Income tax payable to Parent as included in the accompanying statement of financial condition totaled net deferred tax liability of $41,619,270 at December 31, 2011, net of current tax receivable of $1,858,857 from the Parent. The Company's temporary differences, which give rise to the net deferred tax liability, are as follows:

	2011
Employee benefits	$ (36,905,233)
Prepaid Expenses	(4,451,903)
Other	(262,134)
Net deferred tax asset/(liability)	$ (41,619,270)

No unrecognized tax benefits have been recorded under ASC 740-10 and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Company files consolidated and separate income tax returns in the United States federal jurisdiction and in various state jurisdictions. The Company's federal income tax returns are no longer subject to

9. Income Taxes (continued)

examination by the IRS for taxable years prior to 2006. The IRS audit of the 2006 federal income tax return is closed, but the return is still subject to examination to the extent of carryback claims filed by the federal consolidated group. The Company's 2007 through 2009 federal income tax returns are currently under examination by the IRS. With limited exceptions, the Company is no longer subject to examinations by state and local taxing authorities for taxable years prior to 2006.

10. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. At December 31, 2011, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2011, the Company had net capital, as defined, of $49,853,846, which was $46,273,593 in excess of the required net capital of $3,580,253. The Company's ratio of aggregate indebtedness to net capital was 1.08:1 at December 31, 2011, which is below the 15:1 maximum allowed.

11. Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued. There are anticipated distributions to Parent which are a routine part of our process that will likely occur over the next six months.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net capital				
Total shareholder's equity			$	116,987,355
Deductions:				
Nonallowable assets:				
Non-marketable securities	$	1,566		
Furniture, equipment, and leasehold improvements		1,520,172		
Commissions receivable		4,669,216		
Goodwill		42,706,365		
Prepaids and other assets		16,244,332		
Total nonallowable assets		65,141,651		
Other deductions or charges		177,839		65,319,490
Tentative net capital				51,667,865
Less: Haircuts				
U.S. Treasuries		–		
unaudited Form X-17A-5 as of December 31, 2011, filed on February 27, 201		1,814,019		
Total haircuts				1,814,019
Net capital			$	49,853,846
Aggregate indebtedness:				
Accounts payable and accrued liabilities			$	2,165,526
Accrued compensation and benefits				11,777,825
audited Form X-17A-5 as of December 31, 2011, filed on February 27, 2012.				39,760,412
Total aggregate indebtedness			$	53,703,763
Percentage of aggregate indebtedness to net capital				108%
Computation of basic net capital requirement				
Minimum net capital requirement (6-2/3% of total aggregate indebtedness) (1)			$	3,580,253
Minimum dollar net capital required (2)			$	250,000
Net capital requirement (greater of (1) or (2) above)			$	3,580,253
Excess net capital over net capital requirement			$	46,273,593
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)			$	44,483,470

There are no material differences between this computation and the Company's amended unaudited Form X-17A-5 as of December 31, 2011, filed on February 27, 2012.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II – Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Credit balances:		
Other	$	176,250
Total credit balances		176,250
Debit balances:		
None		–
Gross debits		–
Less 3%		–
Total debit balances		–
Reserve computation:		
Excess of total credits over total debits required to be on deposit unaudited Form X-17A-5 as of December 31, 2011, filed on February 27, 2012.	$	176,250
Amount on deposit in the "Reserve Bank Account" at December 31, 2011	$	4,518,631

There are no material differences between this computation and the Company's amended, audited Form X-17A-5 as of December 31, 2011, filed on February 27, 2012.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011
(In Thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2011, filed on February 27, 2012.

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
SunTrust Investment Services, Inc.

In planning and performing our audit of the financial statements of SunTrust Investment Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2012

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